Exhibit 99.3

January 23, 2020

Murphy Oil Corporation
9805 Katy Freeway
Suite G-200
Houston, Texas
USA 77024

Attention:    Mr. Trond Mathisen, General Manager, Corporate Reserves

Reference:     Murphy Oil Corporation
Evaluation of the Canadian Oil and Gas Properties as of December 31, 2019

Dear Sir:
Pursuant to your request, McDaniel & Associates Consultants Ltd. (“McDaniel”) has conducted an independent audit of Murphy Oil Corporation’s (“Murphy”) proved crude oil, natural gas and natural gas liquids reserves for Murphy’s interests in the Greater Kaybob Project and the Tupper Montney Project located within the Provinces of Alberta and British Columbia, Canada; and the Hibernia Main, Hibernia Southern Extension, and Terra Nova projects (the “East Coast Canada properties”) located within the Province of Newfoundland and Labrador, Canada. Murphy holds a 70 percent working interest in the Greater Kaybob Project, 99.88 percent working interest in the Tupper Montney Project, and a 6.5 percent working interest in the Hibernia Main Project, 4.3791 percent working interest in the Hibernia Southern Extension Project and 10.475 percent working interest in the Terra Nova Project. Murphy has represented that these properties account for approximately 40 percent of its total company proved reserves on an equivalent barrel basis as of December 31, 2019, and that its reserves estimates have been prepared in accordance with the United States Securities and Exchange Commission (SEC) definitions. We have reviewed information provided to us by Murphy that it represents to be its estimates of the reserves, as of December 31, 2019, for the same properties as those which we audited. The completion date of our report is January 23, 2020. This report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and is to be used for inclusion in certain filings of the SEC.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6    Tel: (403) 262-5506    Fax: (403) 233-2744    www.mcdan.com

Murphy Oil Corporation	January 23, 2020
Report of Third Party for certain Canadian Oil & Gas Properties owned by Murphy Limited	Page 2

Reserves included herein are expressed as reserves as represented by Murphy. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2019. Working interest reserves are defined as that portion of the gross reserves attributable to the interests owned by Murphy after deducting all working interests owned by others. Net reserves are defined as working interest reserves after the deduction of royalties.
Estimates of crude oil, natural gas and natural gas liquids reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information, which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.
Data used in this audit were obtained from reviews with Murphy personnel, Murphy files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Murphy with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention, which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.
Methodology and Procedures
The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable oil, synthetic crude oil and natural gas reserves, and related future net cash flows, we consider many factors and make assumptions including:

•	expected reservoir characteristics based on geological, geophysical and engineering assessments;

•	future production rates based on historical performance and expected future operating and investment activities;

•	future oil and gas prices and quality differentials;

•	assumed effects of regulation by governmental agencies; and

•	future development and operating costs

Murphy Oil Corporation	January 23, 2020
Report of Third Party for certain Canadian Oil & Gas Properties owned by Murphy Limited	Page 3

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of June 2019).” Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production decline curves, pressure transient analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on professional judgment and experience.
Discovered oil and natural gas reserves are generally only produced when they are economically recoverable. As such, oil and gas prices, and capital and operating costs have an impact on whether reserves will ultimately be produced. As required by SEC rules, reserves represent the quantities that are expected to be economically recoverable using existing prices and costs. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.
The proved reserves estimates in this report were based upon 2019 first-of-the month fiscal average pricing using benchmark pricing. Oil prices were primarily based upon West Texas Intermediate at Cushing crude oil benchmark of USD$55.70 per barrel and a Brent crude oil benchmark of USD$63.09 per barrel. Specific pricing for each field was adjusted for historical quality and transportation cost differentials, and for currency exchange rates. The resulting adjusted price is referred to as the “realized price.” For total proved reserves in the Greater Kaybob Project, the estimated realized prices were CAD$62.13 per barrel of crude oil, CAD$1.86 per Mcf of natural gas, and CAD$34.97 per barrel of natural gas liquids. For total proved reserves in the Tupper Montney Project, the estimated realized prices were CAD$1.99 per Mcf of natural gas, and CAD$56.59 per barrel of natural gas liquids. For total proved reserves in the Hibernia Main and Hibernia South East Extension projects, the estimated realized price was CAD$84.31, while in the Terra Nova Project, the estimated realized price was CAD$83.84 per barrel of crude oil.
Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time. Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be predicted. Changes in government regulations could affect reserves or related economics. In the regions that are currently being evaluated we believe we have applied existing regulations appropriately.

Murphy Oil Corporation	January 23, 2020
Report of Third Party for certain Canadian Oil & Gas Properties owned by Murphy Limited	Page 4

Murphy Estimates
Murphy has represented that estimated proved reserves attributable to the audited properties are based on SEC definitions. Murphy represents that its estimates of the reserves attributable to these properties represents approximately 43 percent of the total proved developed net reserves on a barrel of oil equivalent, BOE basis and 36 percent of the total proved undeveloped net reserves on a barrel of oil equivalent BOE basis of Murphy. These reserves are as follows, expressed in thousands of barrels (Mbbl) and thousands of barrels of oil equivalent (Mboe):
Murphy’s estimate of Reserves as of December 31, 2019
Certain Canadian Fields Audited by McDaniel & Associates

Business Unit	Crude Oil (Mbbl)	Natural Gas (Mboe)	Natural Gas Liquids (Mboe)	Oil Equivalent (Mboe)
Working Interest Reserves (after royalties)
Proved Developed Producing
Greater Kaybob	6,586	4,361	773	11,720
Tupper Montney	-	161,448	669	162,117
East Coast Canada	16,292	1,998	-	18,290
Proved Developed Non-Producing
Greater Kaybob	640	219	40	898
Tupper Montney	-	867	1	868
East Coast Canada	436	-	-	436
Proved Developed
Greater Kaybob	7,225	4,580	813	12,619
Tupper Montney	-	162,315	670	162,985
East Coast Canada	16,728	1,998	-	18,726
Proved Undeveloped
Greater Kaybob	17,294	6,059	1,104	24,457
Tupper Montney	-	97,661	235	97,896
East Coast Canada	2,583	67	-	2,650
Total Proved
Greater Kaybob	24,519	10,639	1,917	37,074
Tupper Montney	-	259,976	905	260,881
East Coast Canada	19,311	2,064	-	21,375

Murphy Oil Corporation	January 23, 2020
Report of Third Party for certain Canadian Oil & Gas Properties owned by Murphy Limited	Page 5

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent based on an energy equivalent basis. Of the Total Proved Natural Gas reserves estimated by Murphy above, 2,064 Mboe are attributed to fuel gas reserves in the East Coast Canada Business Unit, and 18,368 Mboe are attributed to fuel gas reserves in the Tupper Montney Project.
Reserves Audit Opinion
McDaniel has used all data, assumptions, procedures and methods that it considers necessary to prepare this report.
In our opinion, the information relating to estimated proved reserves of bitumen and synthetic crude oil contained in this opinion has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7 and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (5), (8) of Regulation S-K of the Securities and Exchange Commission.
We have examined the assumptions, data, methods procedures and proved reserves estimates prepared by Murphy. In our opinion, the proved reserves for the reviewed properties as estimated by Murphy are, in aggregate on the basis of equivalent barrels, reasonable because when compared to our estimates, or if we were to perform our own detailed estimates, reflect a difference of not more than plus or minus 10 percent.
The analyses of these properties, as reported herein, was conducted within the context of an audit of a distinct group of properties in aggregate as part of the total corporate level reserves. Extraction and use of these analyses outside of this context may not be appropriate without supplementary due diligence.
McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 60 years. McDaniel does not have any financial interest, including stock ownership, in Murphy. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Murphy.
This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Murphy. It is not to be reproduced, distributed, or made available, in whole or in part to any person, company, or organization other than Murphy without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any of the estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Murphy Oil Corporation	January 23, 2020
Report of Third Party for certain Canadian Oil & Gas Properties owned by Murphy Limited	Page 6

If there are any questions, please contact Cam Boulton at (403) 218-8964 or Jared Wynveen directly at (403) 218-1397.
Sincerely,
McDANIEL & ASSOCIATES CONSULTANTS LTD.
APEGA PERMIT NUMBER: P3145

/s/ Cameron T. Boulton	/s/ Jared W. B. Wynveen
Cameron T. Boulton, P. Eng.	Jared W. B. Wynveen, P. Eng.
Executive Vice President	Executive Vice President
January 23, 2020	January 23, 2020